UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GRAY TELEVISION, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

389375106
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP NO. 389375106	Page 2 of 9 Pages

1.	Names of Reporting Persons

CASPIAN CAPITAL LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 2,756,174
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		2,756,174

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,756,174

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.36%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 389375106	Page 3 of 9 Pages

1.	Names of Reporting Persons

CASPIAN CREDIT ADVISORS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 2,439,867
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		2,439,867

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,439,867

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

4.75%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 389375106	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Gray Television, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

4370 Peachtree Road, NE
Atlanta, Georgia 30319

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Caspian Capital LP (“Caspian Capital”); and

ii)	Caspian Credit Advisors, LLC (“Caspian Credit”).

This statement relates to Shares (as defined below) held for the accounts of Caspian Capital Partners, L.P. (“Caspian Partners”), Caspian Select Credit Master Fund, Ltd. (“Caspian Select”), Caspian Solitude Master Fund, L.P., and certain other funds for which Caspian Capital provides investment management or investment advice (the “Other Accounts” and together with Caspian Capital Partners, L.P., Caspian Select Credit Master Fund, Ltd., and Caspian Solitude Master Fund, L.P., collectively the “Accounts”). Caspian Capital serves as the investment advisor for the Accounts. Caspian Capital is controlled by Adam Cohen and David Corleto (the “Principals”). Caspian Credit is the general partner of an affiliate of Caspian Select Credit Master Fund, Ltd., Caspian Solitude Master Fund, L.P., and the Other Accounts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Caspian Capital, Caspian Advisors and Caspian Credit is 767 Fifth Avenue, New York, New York 10153.

Item 2(c).	Citizenship:

i)	Caspian Capital is a Delaware limited partnership; and

ii)	Caspian Credit is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:
Common Stock, no par value.
Item 2(e).	CUSIP Number:

389375106

CUSIP NO. 389375106	Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Caspian Capital is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i) Caspian Capital may be deemed to be the beneficial owner of 2,756,174 Shares.  The Shares beneficially owned by Caspian Capital consist of (1) 2,366,574 Shares held for the account of Caspian Select, (2) 35,078 Shares held for the account of Caspian Solitude Master Fund, L.P., and (3) 354,522 Shares held for the account of the Other Accounts.

(ii) Caspian Credit may be deemed to be the beneficial owner of 2,439,867 Shares.  The Shares beneficially owned by Caspian Credit consist of (1) 2,366,574 Shares held for the account of Caspian Select, and (2) 35,078 Caspian Solitude Master Fund, L.P.

Item 4(b).	Percent of Class:

(i) The number of Shares of which Caspian Capital may be deemed to be the beneficial owner constitutes approximately 5.36% of the total number of Shares outstanding.

(iii) The number of Shares of which Caspian Credit may be deemed to be the beneficial owner constitutes approximately 4.75% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Caspian Capital
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	2,756,174
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	2,756,174

Caspian Credit
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	2,439,867
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	2,439,867

CUSIP NO. 389375106	Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Principals of Caspian Capital and Caspian Credit are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the Accounts of Caspian Capital and Caspian Credit in accordance with their ownership interests in Caspian Capital and Caspian Credit.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 389375106	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 13, 2013	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CUSIP NO. 389375106	Page 8 of 9 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 13, 2013, by and among Caspian Capital LP and Caspian Credit Advisors, LLC	9

CUSIP NO. 389375106	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, no par value, of Gray Television, Inc. dated as of February 13, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 13, 2013	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 13, 2013	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory